UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

3 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 3 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/06/2024	1,064,139	£28.5650	£27.8650	£28.0573	LSE	GBP
03/06/2024	173,735	£28.5550	£27.9250	£28.1101	Chi-X (CXE)	GBP
03/06/2024	112,126	£28.5200	£27.8900	£28.0957	BATS (BXE)	GBP
03/06/2024	838,336	€33.6850	€32.9200	€33.0935	XAMS	EUR
03/06/2024	300,846	€33.6800	€32.9200	€33.0732	CBOE DXE	EUR
03/06/2024	60,818	€33.6800	€32.9250	€33.2768	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 03 (https://ml-eu.globenewswire.com/Resource/Download/1d24bf2a-3e50-412d-b1ba-877f6dff7c40)

Transaction in Own Shares

4 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 4 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/06/2024	1,470,000	£27.5100	£26.9650	£27.2143	LSE	GBP
04/06/2024	974,000	£27.4150	£26.9650	£27.2181	BATS (BXE)	GBP
04/06/2024	256,000	£27.4900	£26.9700	£27.2244	Chi-X (CXE)	GBP
04/06/2024	1,245,848	€32.5150	€31.8550	€32.1457	XAMS	EUR
04/06/2024	386,203	€32.4500	€31.8550	€32.1432	CBOE DXE	EUR
04/06/2024	67,949	€32.4500	€31.8700	€32.1674	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 04 (https://ml-eu.globenewswire.com/Resource/Download/9a435fc4-6aa7-4868-8e83-17df0dd292de)

Transaction in Own Shares

5 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 5 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/06/2024	453,995	£27.4050	£27.1300	£27.2677	LSE	GBP
05/06/2024	99,107	£27.4050	£27.1450	£27.2781	BATS (BXE)	GBP
05/06/2024	96,898	£27.4050	£27.1400	£27.2685	Chi-X (CXE)	GBP
05/06/2024	1,245,072	€32.4000	€32.0350	€32.2145	XAMS	EUR
05/06/2024	340,050	€32.4000	€32.0350	€32.2356	CBOE DXE	EUR
05/06/2024	64,878	€32.3550	€32.0350	€32.1469	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 05 (https://ml-eu.globenewswire.com/Resource/Download/aaf2049c-1a43-4bce-86e3-b1e904399b77)

Transaction in Own Shares

6 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 6 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/06/2024	655,922	£27.3200	£27.1300	£27.2300	LSE	GBP
06/06/2024	158,538	£27.3250	£27.1350	£27.2313	Chi-X (CXE)	GBP
06/06/2024	135,540	£27.3050	£27.1350	£27.2193	BATS (BXE)	GBP
06/06/2024	545,922	€32.2750	€32.0700	€32.1657	XAMS	EUR
06/06/2024	228,968	€32.2650	€32.0700	€32.1711	CBOE DXE	EUR
06/06/2024	65,110	€32.2450	€32.0850	€32.1505	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 06 (https://ml-eu.globenewswire.com/Resource/Download/35da4101-a507-4c5c-88c2-e734db0e0146)

Transaction in Own Shares

7 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 7 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/06/2024	492,826	£27.4850	£27.2000	£27.3101	LSE	GBP
07/06/2024	106,034	£27.4850	£27.2050	£27.3163	BATS (BXE)	GBP
07/06/2024	101,140	£27.4850	£27.2000	£27.3178	Chi-X (CXE)	GBP
07/06/2024	363,969	€32.4900	€32.1500	€32.2722	XAMS	EUR
07/06/2024	190,616	€32.4900	€32.1500	€32.2662	CBOE DXE	EUR
07/06/2024	65,415	€32.3900	€32.1800	€32.2582	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 07 (https://ml-eu.globenewswire.com/Resource/Download/309a40e5-f5f6-4f57-96e4-435b344983ef)

Transaction in Own Shares

10 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/06/2024	556,186	£27.4700	£27.1250	£27.2981	LSE	GBP
10/06/2024	141,706	£27.4750	£27.1400	£27.3068	Chi-X (CXE)	GBP
10/06/2024	122,108	£27.4750	£27.1400	£27.2963	BATS (BXE)	GBP
10/06/2024	262,544	€32.6600	€32.2400	€32.4292	XAMS	EUR
10/06/2024	121,523	€32.6650	€32.2400	€32.4381	CBOE DXE	EUR
10/06/2024	65,933	€32.6300	€32.2700	€32.3940	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 10 (https://ml-eu.globenewswire.com/Resource/Download/43964f26-c7fc-4f4a-aded-a3216508b337)

Transaction in Own Shares

11 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/06/2024	655,910	£27.6500	£27.3800	£27.4738	LSE	GBP
11/06/2024	92,071	£27.6500	£27.3850	£27.4516	Chi-X (CXE)	GBP
11/06/2024	56,019	£27.6500	£27.3850	£27.4639	BATS (BXE)	GBP
11/06/2024	201,518	€32.7500	€32.5950	€32.6641	XAMS	EUR
11/06/2024	90,189	€32.7450	€32.5950	€32.6655	CBOE DXE	EUR
11/06/2024	35,293	€32.7500	€32.6000	€32.6657	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 11 (https://ml-eu.globenewswire.com/Resource/Download/02f53ab0-9de4-43ae-9cb6-92b2336805bd)

Transaction in Own Shares

12 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/06/2024	906,830	£27.7000	£27.4050	£27.5150	LSE	GBP
12/06/2024	173,265	£27.7000	£27.4050	£27.5143	Chi-X (CXE)	GBP
12/06/2024	119,905	£27.7000	£27.4050	£27.5175	BATS (BXE)	GBP
12/06/2024	688,901	€32.9000	€32.5550	€32.6711	XAMS	EUR
12/06/2024	343,285	€32.9000	€32.5550	€32.6887	CBOE DXE	EUR
12/06/2024	67,814	€32.9000	€32.6250	€32.8265	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 12 (https://ml-eu.globenewswire.com/Resource/Download/fd3a071c-604e-4699-a4bb-c23f23bbfe48)

Transaction in Own Shares

13 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/06/2024	1,369,759	£27.5350	£27.2000	£27.3243	LSE	GBP
13/06/2024	191,046	£27.5350	£27.2300	£27.3774	Chi-X (CXE)	GBP
13/06/2024	139,195	£27.5200	£27.2300	£27.3905	BATS (BXE)	GBP
13/06/2024	1,270,000	€32.6800	€32.3350	€32.4785	XAMS	EUR
13/06/2024	400,000	€32.6700	€32.3450	€32.4903	CBOE DXE	EUR
13/06/2024	75,000	€32.6500	€32.3600	€32.5522	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 13 (https://ml-eu.globenewswire.com/Resource/Download/74aabb60-107a-4832-b5c8-e5b161f27e26)

Transaction in Own Shares

14 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/06/2024	918,233	£27.3400	£27.0750	£27.1849	LSE	GBP
14/06/2024	188,092	£27.3300	£27.0750	£27.1958	Chi-X (CXE)	GBP
14/06/2024	127,834	£27.3400	£27.0750	£27.2042	BATS (BXE)	GBP
14/06/2024	895,351	€32.5500	€32.2250	€32.3486	XAMS	EUR
14/06/2024	319,253	€32.5500	€32.2250	€32.3481	CBOE DXE	EUR
14/06/2024	65,315	€32.5350	€32.2250	€32.3650	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 14 (https://ml-eu.globenewswire.com/Resource/Download/e060a3b2-8cf2-4590-aff9-0ae9e8a5daec)

Transaction in Own Shares

17 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/06/2024	703,896	£27.3300	£27.1150	£27.2221	LSE	GBP
17/06/2024	139,079	£27.3200	£27.1250	£27.2244	Chi-X (CXE)	GBP
17/06/2024	87,025	£27.3300	£27.1300	£27.2448	BATS (BXE)	GBP
17/06/2024	607,637	€32.4350	€32.2100	€32.3229	XAMS	EUR
17/06/2024	226,859	€32.4300	€32.2150	€32.3290	CBOE DXE	EUR
17/06/2024	55,504	€32.4450	€32.2050	€32.3296	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 17 (https://ml-eu.globenewswire.com/Resource/Download/b8376518-9b33-4944-a582-308816d11274)

Transaction in Own Shares

18 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/06/2024	449,733	£27.3750	£27.2000	£27.2959	LSE	GBP
18/06/2024	99,790	£27.3750	£27.2000	£27.3069	Chi-X (CXE)	GBP
18/06/2024	76,472	£27.3750	£27.2050	£27.2933	BATS (BXE)	GBP
18/06/2024	384,196	€32.4950	€32.3100	€32.4174	XAMS	EUR
18/06/2024	228,928	€32.4950	€32.3050	€32.4205	CBOE DXE	EUR
18/06/2024	39,118	€32.4950	€32.3050	€32.3993	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 18 (https://ml-eu.globenewswire.com/Resource/Download/c184d106-e5f8-48ed-a17e-52d5f05bf648)

Transaction in Own Shares

19 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/06/2024	606,551	£27.5000	£27.3350	£27.4363	LSE	GBP
19/06/2024	134,367	£27.5000	£27.3350	£27.4382	Chi-X (CXE)	GBP
19/06/2024	127,977	£27.5000	£27.3100	£27.4298	BATS (BXE)	GBP
19/06/2024	295,395	€32.6500	€32.5150	€32.6038	XAMS	EUR
19/06/2024	128,839	€32.6500	€32.5500	€32.6033	CBOE DXE	EUR
19/06/2024	41,954	€32.6500	€32.5550	€32.6057	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 19 (https://ml-eu.globenewswire.com/Resource/Download/c0225201-5b71-491d-8f90-7d1a26911d50)

Transaction in Own Shares

20 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/06/2024	234,739	£27.6900	£27.4700	£27.5092	LSE	GBP
20/06/2024	74,129	£27.5500	£27.4750	£27.5102	Chi-X (CXE)	GBP
20/06/2024	71,132	£27.5500	£27.4750	£27.5053	BATS (BXE)	GBP
20/06/2024	214,255	€32.8350	€32.6150	€32.6656	XAMS	EUR
20/06/2024	125,674	€32.8350	€32.6100	€32.6655	CBOE DXE	EUR
20/06/2024	50,071	€32.8350	€32.6300	€32.6706	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 20 (https://ml-eu.globenewswire.com/Resource/Download/bc2520b4-f2bb-4857-bea5-4b8a336d7d83)

Transaction in Own Shares

21 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/06/2024	351,708	£27.7750	£27.4700	£27.5604	LSE	GBP
21/06/2024	59,070	£27.6700	£27.4750	£27.5658	Chi-X (CXE)	GBP
21/06/2024	47,222	£27.6650	£27.4750	£27.5829	BATS (BXE)	GBP
21/06/2024	407,125	€32.8000	€32.5850	€32.7160	XAMS	EUR
21/06/2024	103,017	€32.9350	€32.5900	€32.7230	CBOE DXE	EUR
21/06/2024	29,858	€32.8000	€32.6100	€32.7287	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 21 (https://ml-eu.globenewswire.com/Resource/Download/59f59c30-01ad-40e9-9aee-d09e5b309842)

Transaction in Own Shares

24 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/06/2024	19,320	£27.7450	£27.6150	£27.6908	LSE	GBP
24/06/2024	6,891	£28.0050	£27.6450	£27.7068	BATS (BXE)	GBP
24/06/2024	5,489	£27.7500	£27.6400	£27.7201	Chi-X (CXE)	GBP
24/06/2024	35,667	€32.8500	€32.7150	€32.7988	XAMS	EUR
24/06/2024	14,518	€32.8500	€32.7200	€32.7923	CBOE DXE	EUR
24/06/2024	6,215	€33.1900	€32.8050	€32.8281	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 24 (https://ml-eu.globenewswire.com/Resource/Download/a337750f-f62d-453e-a59e-a400410b9819)

25 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/06/2024	4,449	£28.1800	£28.0950	£28.1444	LSE	GBP
25/06/2024	420	£28.1600	£28.1000	£28.1161	BATS (BXE)	GBP
25/06/2024	131	£28.1600	£28.1600	£28.1600	Chi-X (CXE)	GBP
25/06/2024	3,776	€33.4800	€33.3550	€33.4064	XAMS	EUR
25/06/2024	872	€33.4050	€33.3600	€33.3905	CBOE DXE	EUR
25/06/2024	352	€33.4000	€33.3950	€33.3980	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 25 (https://ml-eu.globenewswire.com/Resource/Download/5e1cb91e-188b-46da-97cf-ff4d8e83a03a)

Transaction in Own Shares

26 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/06/2024	568,214	£28.2550	£27.8000	£27.8908	LSE	GBP
26/06/2024	160,955	£27.9700	£27.8000	£27.8892	Chi-X (CXE)	GBP
26/06/2024	87,831	£27.9700	£27.8000	£27.8909	BATS (BXE)	GBP
26/06/2024	199,755	€33.4850	€32.9850	€33.0691	XAMS	EUR
26/06/2024	80,487	€33.5900	€32.9850	€33.0779	CBOE DXE	EUR
26/06/2024	33,758	€33.1300	€32.9850	€33.0743	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 26 (https://ml-eu.globenewswire.com/Resource/Download/34cf5ceb-d2f1-415b-b07f-2a58bda123c9)

Transaction in Own Shares

27 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/06/2024	4,652	£28.2700	£28.0900	£28.1850	LSE	GBP
27/06/2024	234	£28.2350	£28.1350	£28.1863	BATS (BXE)	GBP
27/06/2024	114	£28.0900	£28.0900	£28.0900	Chi-X (CXE)	GBP
27/06/2024	3,695	€33.4600	€33.1400	€33.3554	XAMS	EUR
27/06/2024	998	€33.4500	€33.2950	€33.4003	CBOE DXE	EUR
27/06/2024	307	€33.4900	€33.3350	€33.3799	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 27 (https://ml-eu.globenewswire.com/Resource/Download/393df50f-8251-4795-bdc1-831bc6cecd28)

Transaction in Own Shares

28 June, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 June, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/06/2024	5,000	£28.4950	£28.2950	£28.4014	LSE	GBP
28/06/2024	3,737	€33.7850	€33.5350	€33.6790	XAMS	EUR
28/06/2024	1,110	€33.7850	€33.5750	€33.6763	CBOE DXE	EUR
28/06/2024	153	€33.7200	€33.7000	€33.7154	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 06 28 (https://ml-eu.globenewswire.com/Resource/Download/f1a71601-486d-40b5-bf67-906df876c781)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 3, 2024	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary